Exhibit 99.1

Taomee Holdings Limited to Hold Annual General Meeting on December 15, 2015

SHANGHAI, November 6, 2015 /PRNewswire/ — Taomee Holdings Limited (“Taomee”) (NYSE: TAOM), a leading children’s entertainment and media company in China, today announced that its annual general meeting (“AGM”) will be held at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China on December 15, 2015 at 11:30 a.m. (Beijing Time).

Shareholders of record at the close of business on November 16, 2015 are entitled to receive notice of and to attend and vote at the annual meeting and any adjournment thereof.

The Notice of AGM and an accompanying proxy form for completion by holders of depository interests are available on Taomee’s investor relations website at http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-agm-new.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

For further information, please contact

Taomee Holdings Limited

Angela Wang

+86-21-61280056 Ext 8651

ir@taomee.com